Exhibit 4.1

FOURTH SUPPLEMENTAL INDENTURE

FOURTH SUPPLEMENTAL INDENTURE, dated as of June 5, 2007 (this “Fourth Supplemental Indenture”), by and between Reliant Energy, Inc., a Delaware corporation (the “Company”), having its principal office at 1000 Main Street, Houston, Texas 77002, and Wilmington Trust Company, as Trustee (the “Trustee”), having its principal corporate trust office at Wilmington Trust Company, Rodney Square North, 1100 North Market Street, Wilmington, Delaware 19890, to the Indenture, dated July 1, 2003, by and among the Company, the Guarantors (as defined in the Indenture) and the Trustee, pursuant to which the Company has $550 million aggregate principal amount of 9.25% Senior Secured Notes due 2010 (the “Notes”) outstanding, as supplemented by the Supplemental Indenture, dated as of November 19, 2004, among the Company, the Guarantors (as defined in the Indenture), Reliant Energy Wholesale Generation, LLC and the Trustee, the Second Supplemental Indenture, dated as of September 21, 2006, among the Company, the Guarantors (as defined in the Indenture), Reliant Energy Power Supply, LLC and the Trustee and the Third Supplemental Indenture, dated as of December 1, 2006, among the Company, the Guarantors (as defined in the Indenture) and the Trustee (the “Third Supplemental Indenture”) (such Indenture as so supplemented, the “Indenture”).

W I T N E S S E T H:

WHEREAS, Section 9.02 of the Indenture provides that the Company and the Trustee may, with certain exceptions, amend the Indenture and the Notes with the consent of the Holders (as defined in the Indenture) of at least a majority in principal amount of the Notes then outstanding;

WHEREAS, Section 11.04 of the Indenture provides that Section 11.01 of the Indenture may be amended with the consent of the Holders of at least a majority in principal amount of the Notes then outstanding;

WHEREAS, the Company has distributed Offers to Purchase and Consent Solicitations Statement, dated as of May 23, 2007 (the “Solicitation Statement”), and accompanying Consent and Letter of Transmittal, dated as of May 23, 2007, to the Holders of the Notes to obtain consents to certain proposed amendments to the Indenture as described in the Solicitation Statement (the “Proposed Amendments”) and the release of security interests in the collateral securing the Notes in accordance with Section 10.06(h) of the Indenture as provided in Section 1(b) of the Third Supplemental Indenture as described in the Solicitation Statement (the “Release”);

WHEREAS, the Holders of at least a majority of the outstanding principal amount of the Notes have duly consented to the Proposed Amendments and at least a majority of the aggregate principal amount of the Notes and of all Obligations in respect of each other Series of Secured Debt (other than the Credit Agreement Debt and the Seward Guarantees) have duly consented to the Release;

WHEREAS, the Company has received and filed with the Trustee, in the manner contemplated by the Indenture, evidence of the consent of the Holders of at least a majority in principal aggregate amount of the outstanding Notes consenting to the Proposed Amendments effected in the form of this Fourth Supplemental Indenture and at least a majority of the aggregate principal amount of the Notes and of all Obligations in respect of each other Series of Secured Debt (other than the Credit Agreement Debt and the Seward Guarantees) consenting to the Release;

WHEREAS, the Board of Directors of the Company has determined that it is in the best interests of the Company to authorize and approve the Proposed Amendments and the Release; and

WHEREAS, the execution and delivery of this Fourth Supplemental Indenture have been duly authorized by all necessary corporate action on the part of the Company and all conditions and requirements necessary to make this instrument a valid and binding agreement have been duly performed and complied with.

NOW THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Company and the Trustee mutually covenant and agree, for the equal and ratable benefit of the Holders of the Notes, as follows:

ARTICLE I- AMENDMENTS

Section 1.01           Amendments to the Definitions in the Indenture and the Notes.

(i)            The definition of “Collateral Trust Agreement” is amended by adding “(but excluding the Shared Collateral Trust Agreement)” immediately prior to the end thereof.

(ii)           The following new definition is added after the definition of “Seward Tax Exempt Bonds”:

“Shared Collateral Trust Agreement” means the Collateral Trust Agreement (Shared Collateral) to be executed on or about June 12, 2007, executed and delivered by the Company, the Guarantors and U.S. Bank National Association, together with its successors and assigns, as amended, modified, renewed, restated or replaced, in whole or in part, from time to time in accordance with its terms.

(iii)          Upon the effective date of this Fourth Supplemental Indenture certain definitions shall be deemed deleted when references to such definitions would be eliminated as a result of the amendments described herein.

(iv)          Any definitions used exclusively in the provisions of the Notes that are deleted as described in the Solicitation Statement, and any definitions used exclusively within such definitions, are hereby deleted in their entirety from the Notes, and all references in the Notes to paragraphs, Sections, Articles or other terms or provisions of the Indenture that have been otherwise deleted pursuant to this Fourth Supplemental Indenture are hereby deleted in their entirety or revised to conform herewith.

Section 1.02           Amendments to Article 3 – Redemption and Prepayment.  Section 3.09 is hereby deleted.

Section 1.03           Amendments to Article 4 – Covenants.  The following Sections of the Indenture, and any corresponding provisions in the Notes, are hereby deleted in their entirety and replaced with “Intentionally Omitted.”:

Existing Section Number	Caption
Section 4.03	Reports.
Section 4.04	Compliance Certificate.
Section 4.05	Taxes.
Section 4.06	Stay, Extension and Usury Laws.
Section 4.07	Restricted Payments.
Section 4.08	Dividend and Other Payment Restrictions Affecting Subsidiaries.
Section 4.09	Incurrence of Indebtedness and Issuance of Preferred Stock.
Section 4.10	Asset Sales.
Section 4.11	Transactions with Affiliates.
Section 4.12	Liens.
Section 4.13	Line of Business.
Section 4.14	Corporate Existence.
Section 4.15	Offer to Repurchase Upon Change of Control.
Section 4.16	Limitation on Sale and Leaseback Transactions.
Section 4.17	Payments for Consent.
Section 4.18	Additional Note Guarantees.
Section 4.20	Designation of Restricted and Unrestricted Subsidiaries.
Section 4.21	No Amendment to Provisions of Convertible Notes.
Section 4.22	Insurance.
Section 4.23	Subordination of Intercompany Indebtedness.

Section 1.04           Amendments to Article 5 – Successors. Section 5.01 is hereby amended by deleting paragraphs (3) and (4).

Section 1.05           Amendments to Article 6 – Defaults and Remedies.

(i) Section 6.01 is hereby amended by deleting paragraphs (3), (4), (5) and (6).

(ii) Sections 6.01(10) is amended in its entirety to read as follows:

the Company:

(a)       commences a voluntary case,

(b)       consents to the entry of an order for relief against it in an involuntary case,

(c)       consents to the appointment of a custodian of it or for all or substantially all of its property,

(d)       makes a general assignment for the benefit of its creditors, or

(e)       generally is not paying its debts as they become due; or

(iii)          Sections 6.01(11) is amended in its entirety to read as follows:

a court of competent jurisdiction enters an order or decree under any Bankruptcy Law that:

(a)       is for relief against the Company in an involuntary case;

(b)       appoints a custodian of the Company or for all or substantially all of the property of the Company; or

(c)       orders the liquidation of the Company;

and the order or decree remains unstayed and in effect for 60 consecutive days.

Section 1.06           Amendments to Article 8 – Legal Defeasance and Covenant Defeasance.  Section 8.04(a) is hereby amended by deleting paragraphs (2), (3), (5) and (6).

Section 1.07           Amendments to Article 11 – Collateral Sharing.  Section 11.02 is deleted in its entirety, and Section 11.01 is hereby amended in its entirety to read as follows:

Notwithstanding anything to the contrary contained in the Indenture or any of the other Note Documents, (a) the assignment of Shared Collateral and the Security Documents with respect thereto (excluding the Collateral Trust Agreement) to the collateral trustee under the Shared Collateral Trust Agreement is hereby authorized, and such assignment constitutes a release of Shared Collateral from the Collateral Trustee’s Liens for purposes of Section 10.06 of this Indenture, (b) the Shared Collateral Trust Agreement shall not be treated as a replacement of the Collateral Trust Agreement for purposes of this Indenture or any of the other Note Documents, and the Notes and all related Secured Obligations shall not be secured by and shall otherwise have no interest under the Shared Collateral Trust Agreement or the collateral thereunder,  (c) the Notes and all related Secured Obligations are hereby authorized to be released from the benefit of the Collateral Trust Agreement and the collateral thereunder in accordance with Section 8.05 of the Collateral Trust Agreement at the request of the Company, and upon such request the Trustee is hereby directed to confirm such release to the Collateral Trustee, and (d) any amendments or supplements to the Security Documents that are necessary or desirable to remove the Separate Collateral from the Collateral Trust Agreement and release the Notes and all related Secured Obligations from the Collateral Trust Agreement and such Security Documents are hereby authorized.

Section 1.08           Amendments to Article 12 – Note Guarantees. Section 12.04 is hereby amended by deleting (i) paragraph (2)(b), (ii) the word “either” in paragraph (2) and (iii) the subsection reference “(a)” in the beginning of paragraph (2)(a), as well as replacing the punctuation and word “; or” at the end of paragraph (2)(a) with the following punctuation “.”.

ARTICLE II-MISCELLANEOUS

Section 2.01           Effect of Supplemental Indenture.  From and after the effective date of this Fourth Supplemental Indenture, the Indenture and the Notes shall be supplemented in accordance herewith, and this Fourth Supplemental Indenture shall form a part of the Indenture and the Notes for all purposes, and every Holder of Notes heretofore or hereafter authenticated and delivered under the Indenture shall be bound thereby.

Section 2.02           Indenture Remains in Full Force and Effect.  Except as supplemented by this Fourth Supplemental Indenture, all provisions in the Indenture and the Notes shall remain in full force and effect.

Section 2.03           References to Supplemental Indenture. Any and all notices, requests, certificates and other instruments executed and delivered after the execution and delivery of this Fourth Supplemental Indenture may refer to the Indenture without making specific reference to this Fourth Supplemental Indenture, but nevertheless all such references shall include this Fourth Supplemental Indenture unless the context requires otherwise.

Section 2.04           Conflict with Trust Indenture Act. The Company will comply with the provisions of the TIA.  If any provision of this Fourth Supplemental Indenture limits, qualifies or conflicts with any provision of the TIA that is required under the TIA to be part of and govern any provision of this Fourth Supplemental Indenture, the provision of the TIA shall control.  If any provision of this Fourth Supplemental Indenture modifies or excludes any provision of the TIA that may be so modified or excluded, the provision of the TIA shall be deemed to apply to the Indenture as so modified or to be excluded by this Fourth Supplemental Indenture, as the case may be.

Section 2.05           Severability. If any court of competent jurisdiction shall determine that any provision in this Fourth Supplemental Indenture shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

Section 2.06           Terms Defined in the Indenture. All capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Indenture.

Section 2.07           Headings. The Article and Section headings of this Fourth Supplemental Indenture have been inserted for convenience of reference only, are not to be considered a part of this Fourth Supplemental Indenture and shall in no way modify or restrict any of the terms or provisions hereof.

Section 2.08           Benefits of Fourth Supplemental Indenture.  Nothing in this Fourth Supplemental Indenture or the Notes, express or implied, shall give to any Person, other than the parties hereto and thereto and their successors hereunder and thereunder and the Holders of the Notes any benefit of any legal or equitable right, remedy or claim under the Indenture, this Fourth Supplemental Indenture or the Notes.

Section 2.09           Successors. All agreements of the Company in this Fourth Supplemental Indenture shall bind its successors.  All agreements of the Trustee in this Fourth Supplemental Indenture shall bind its successors.

Section 2.10           Trustee Not Responsible for Recitals. The recitals contained herein shall be taken as the statements of the Company and the Trustee assumes no responsibility for their correctness.  The Trustee makes no representation as to the validity or sufficiency of this Fourth Supplemental Indenture.

Section 2.11           Certain Duties and Responsibilities of the Trustee.  In entering into this Fourth Supplemental Indenture, the Trustee shall be entitled to the benefit of every provision of the Indenture and the Notes relating to the conduct or affecting the liability or affording protection to the Trustee, whether or not elsewhere herein so provided.

Section 2.12           Governing Law. This Fourth Supplemental Indenture shall be governed by, and construed in accordance with, the laws of the State of New York but without giving effect to applicable principles of conflicts of law to the extent that the application of the laws of another jurisdiction would be required thereby.

Section 2.13           Counterparts. The parties may sign any number of copies of this Fourth Supplemental Indenture.  Each signed copy shall be an original, but all of them together represent the same agreement.

Section 2.14           Effectiveness. This Fourth Supplemental Indenture shall become effective upon execution and delivery by the Company and the Trustee, however it shall be a condition precedent to the Company’s ability to take the actions contemplated by this Fourth Supplemental Indenture that the Company accepts for payment consents of holders representing at least a majority of the outstanding principal amount of the Notes.

IN WITNESS WHEREOF, the parties hereto have caused this Fourth Supplemental Indenture to be duly executed as of the date first above written.

RELIANT ENERGY, INC.

		By:	/s/ Michael L. Jines
			Name:	Michael L. Jines
			Title:	Sr. VP, General Counsel
and Corporate Secretary

WILMINGTON TRUST COMPANY,
as Trustee

By:	/s/ Michael G. Oller, Jr.
Name: Michael G. Oller, Jr.
Title: Senior Financial Services Officer